Exhibit (4)(a)

CORPORATE ACCESS NUMBER: 204245476

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

TAN RANGE EXPLORATION CORPORATION

CHANGED ITS NAME TO TANZANIAN ROYALTY EXPLORATION

CORPORATION ON 2006/02/28.